VIA EDGAR

April 10th, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:    Acceleration Request

GLOBAL BRIDGE CAPITAL, INC.

Offering Statement on Form S-1

Filed March 28, 2018

File No. 333-223961

On behalf of Global Bridge Capital, Inc., (the “Company”)., I wish to formally request the acceleration of the effective date and time of our Form S-1 Offering Statement (File No. 333-223961), as referenced above, to 2:00 p.m., Eastern Time, on Friday, April 13th, 2018.

In making this request, Global Bridge Capital, Inc., acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Global Bridge Capital, Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

Global Bridge Capital, Inc., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Tan Yu Chai

Chief Executive Officer

GLOBAL BRIDGE CAPITAL, INC.

D-09-05, Menara Suezcap 1, KL Gateway

No 2, Jalan Kerinchi, Gerbang Kerinchi Lestari

59200, Kuala Lumpur, Wilayah Perseketuan

Malaysia.